February 27, 2007

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Ladies and Gentlemen:

On behalf of Keane, Inc. (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, are preliminary copies of the Notice of Special Meeting of Stockholders, Proxy Statement and Proxy relating to the Company’s Special Meeting of Stockholders.  The Company anticipates releasing its definitive proxy materials to stockholders on or about March 9, 2007.

Please call Hal Leibowitz at 617-526-6461 or the undersigned at 617-526-6430 if you have any questions or comments regarding this matter.

Best regards,

/s/ Sarah Levendusky

Sarah Levendusky

cc: John J. Leahy

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